Exhibit 99.1

BEST Inc. Announces Unaudited Second Quarter 2019 Financial Results

HANGZHOU, China, August 13, 2019 — BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced its unaudited financial results for the quarter ended June 30, 2019.

“BEST’s integrated supply chain and logistics networks continued to deliver strong results despite competitive market dynamics and ongoing industry consolidation. I am pleased to report we reduced net loss significantly year-over-year while achieved positive non-GAAP net income for the first time during a second quarter. Our core segments of Express, Freight, and Supply Chain Management continued to gain market shares, lower costs and improve operating efficiency, while Store+ continued to optimize its operation to reduce losses. Others segment delivered tremendous growth and is contributing to future growth of the Company,” said Johnny Chou, Chairman and Chief Executive Officer of BEST. “Looking ahead, we are focused on executing our strategy of achieving solid revenue growth, market share gain, cost structure improvement, quality of service, profitability and investing in the future. I’m more confident than ever that our technology enabled integrated supply chain and logistics platform is the right formula for long-term success.”

“We had a strong second quarter. The Company’s revenue was RMB8.8 billion, representing a year-over-year increase of 30.5%. Revenue ex-Store+ business increased by over 34.8% year-over-year. We recorded adjusted EBITDA of RMB148.2 million, an improvement of 256% year-over-year; adjusted EBITDA ex-Store+ was RMB 247.2 million. Non-GAAP net income was RMB6.5 million compared to non-GAAP net loss of RMB55.5 million year-over-year; non-GAAP net income ex-Store+ was RMB107.0 million,” said Jenny Pan, BEST’s principal accounting officer. “We believe our continued focus on top-line growth combined with operational efficiency and excellence will keep us on track to achieve our goal of turning net income positive for the full year 2019.”

FINANCIAL HIGHLIGHTS

For the Quarter Ended June 30, 2019:

•                  Revenue was RMB8,788.1 million (US$1,280.1 million), an increase of 30.5% year-over-year (“YoY”). Revenue ex-Store+ was RMB7,997.6 million (US$1,165.0 million), an increase of 34.8% YoY.

•                  Express Service Revenue increased 30.4% YoY to RMB5,446.4 million (US$793.4 million).

•                  Freight Service Revenue increased 26.8% YoY to RMB1,305.8 million (US$190.2 million).

•                  Supply Chain Management Service Revenue increased 20.1% YoY to RMB598.7 million (US$87.2 million).

•                  Store+ Service Revenue decreased 1.0% YoY to RMB790.6 million (US$115.2 million).

•                  Others (1) Service Revenue increased 183.1% YoY to RMB646.6 million (US$94.2 million).

•                      Gross Profit was RMB520.1 million (US$75.8 million), an increase of 24.5% YoY; and Gross Profit Margin was 5.9%, a decrease of 0.3 percentage points YoY. Gross Profit ex-Store+ was RMB437.0 million (US$63.7 million), an increase of 23.5% YoY; and Gross Profit Margin ex-Store+ was 5.5%, a decrease of 0.5 percentage points YoY.

•                      Net Loss was RMB22.4 million (US$3.3 million), an improvement of 76.1% YoY; and Non-GAAP Net Income(2) (3) was RMB6.5 million (US$0.9 million), compared to Non-GAAP Net Loss of RMB55.5 million in the same period of 2018. Net Income ex-Store+ was RMB81.8 million (US$11.9 million); and Non-GAAP Net Income ex-Store+ (2) (3) was RMB107.0 million (US$15.6 million).

•                      Diluted EPS (4) was negative RMB0.05 (US$0.01), compared to negative RMB0.25 in the same period of 2018; and Non-GAAP diluted EPS (3)(5) was RMB0.02 (US$0.003), compared to negative RMB0.15 in the same period of 2018.

•                      EBITDA (3)(6) was RMB122.0 million (US$17.8 million), compared to RMB6.4 million in the same period of 2018; and Adjusted EBITDA (3)(6) was RMB148.2 million (US$21.6 million), compared to RMB41.6 million in the same period of 2018. EBITDA (3) (6) ex-Store+ was RMB222.9 million (US$32.5 million); and Adjusted EBITDA (3)(6) ex-Store+ was RMB247.2 million (US$36.0 million).

•                      Net Cash Generated from Operating Activities was RMB334.2 million (US$48.7 million), compared to RMB432.4 million in the same period of 2018.

(1) Others include BEST Global, BEST Capital, BEST UCargo and other new initiatives.

(2) Non-GAAP net income/loss represents net income/loss excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(3) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(4) Diluted earnings per share, or Diluted EPS, is calculated by dividing net profit attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period.

(5) Non-GAAP diluted earnings per share, or non-GAAP diluted EPS, represents diluted earnings per share excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(6) EBITDA represents net loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses and fair value change of equity investments (if any).

BUSINESS HIGHLIGHTS (7)

BEST Express:

Table 1 — BEST Express Key Operating Metrics

	Three Months Ended		% Change
(in RMB, unless otherwise noted)	June 30, 2018	June 30, 2019	YoY
Parcel Volume (in ‘000)	1,280,050	1,906,863	49.0%
BEST Express Market Share (8) (%)	10.53%	12.20%	1.7ppts
Average Revenue Per Parcel	3.26	2.86	(12.4)%
Average Cost Per Parcel	3.08	2.73	(11.6)%
Average Transportation Cost Per Parcel	0.87	0.71	(17.7)%
Average Labor Cost Per Parcel	0.34	0.23	(31.5)%
Average Lease Cost Per Parcel	0.11	0.09	(15.0)%
Average Other Cost Per Parcel	0.19	0.14	(25.2)%
Average Last-mile Cost Per Parcel	1.57	1.56	(2.1)%
Gross Profit per Parcel	0.18	0.13	(28.4)%
Hubs & Sortation Centers (as of period end)	128	97	(24.2)%

•                  Strong growth and market share gain: Express parcel volume increased by 49.0% in the second quarter of 2019, compared to industry wide YoY growth rate of 28.4%(9); increased express market share to 12.2%, compared to 10.5% in the same period of 2018.

•                  Continued unit cost reduction: Reduced average cost per parcel by 11.6% to RMB2.73 in the second quarter of 2019, compared to RMB3.08 in the same period of 2018.

•                  Continued optimization of operating network: Further reduced the number of hubs and sorting centers to 97 from 128 as of June 30, 2018.

•                  Technological advancement: Continued to invest in automation and digitalization in major hubs and sorting centers, with 75 automated sorting and 732 dimension and weight scanning systems in operation as of June 30, 2019. Digital waybill usage was 100% in the second quarter of 2019.

(7) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year-over-year comparisons are based on figures before rounding.

(8) Express market share calculated as the Company’s parcel volume as a percentage of aggregate national express delivery parcel volume for the relevant period, based on data published by State Post Bureau of the PRC.

(9) Based on data published by State Post Bureau of the PRC.

•                  For April 2019 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for April 2019, State Post Bureau of the PRC, May 14, 2019, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201905/t20190514_1831389.html

•                  For May 2019 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for May 2019, State Post Bureau of the PRC, June 12, 2019, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201906/t20190612_1852679.html

•                  For June 2019 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for first half of 2019, State Post Bureau of the PRC, July 12, 2019, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201907/t20190712_1880575.html

BEST Freight:

Table 2 — BEST Freight Key Operating Metrics

	Three Months Ended		% Change
(In RMB, unless otherwise noted)	June 30, 2018	June 30, 2019	YoY
Freight Volume (Tonne in ‘000)	1,366	1,730	26.6%
Average Revenue per Tonne	753.8	755.0	0.1%
Average Cost Per Tonne	714.4	706.7	(1.1)%
Average Transportation Cost Per Tonne	382.1	351.7	(8.0)%
Average Labor Cost Per Tonne	100.9	93.7	(7.2)%
Average Lease Cost Per Tonne	54.6	55.4	1.5%
Average Other Cost Per Tonne	40.5	44.5	9.7%
Average Last-mile Cost Per Tonne	136.3	161.4	18.5%
Gross Profit Per Tonne	39.4	48.3	22.5%
Hubs & Sortation Centers (as of period end)	127	101	(20.5)%
Last-mile Service Stations (as of period end)	11,209	17,380	55.1%

•                  Strong volume growth: Freight volume increased by 26.6% YoY in the second quarter of 2019, significantly higher than the industry-wide growth.

•                  Continued network optimization: Consolidated and reduced total number of hubs and sortation centers by 20.5% to 101 as of June 30, 2019, resulting in lower transportation and labor cost, while shortened delivery time.

•                  Gross profit margin improvement: Gross profit margin increased by 1.2 percentage points YoY to 6.4% in the second quarter of 2019.

•                  Service coverage expansion: The total number of last-mile service stations operated by franchisee partners increased by 55.1% to 17,380 as of June 30, 2019.

BEST Supply Chain Management:

•                  Continued solid growth: The total number of orders fulfilled by Cloud OFCs increased by 41.7% YoY to 86.7 million in the second quarter of 2019, of which the total number of orders fulfilled by franchised Cloud OFCs increased by 78.5% YoY to 36.6 million.

•                  Gross profit margin improvement: The gross profit margin improved by 1.0 percentage points YoY to 8.7% in the second quarter of 2019.

•                  Strong expansion of corporate customer base: Added 35 new customers in the second quarter of 2019, including major global brands, and increased the total number of corporate customers to 658.

•                  Strong growth in franchised Cloud OFC business: Increased the total number of Cloud OFCs to 370 from 346, of which franchisees owned and operated 259 Cloud OFCs; managed over 2.8 million square meters of facilities as of June 30, 2019, compared to 2.4 million square meters as of June 30, 2018.

BEST Store+:

•                  Profitability improvement: Continued to improve the profitability of the business by growing the number of higher quality franchised BEST-Neighbor stores while improving order quality of membership stores. As a result, total number of all orders fulfilled decreased by 13.2%, while gross profit margin improved by 2.5 percentage points YoY to 10.5%.

•                  Strong network expansion: Total number of branded stores including franchised BEST-Neighbor and WoWo stores increased by 315.2% YoY to 3,106 as of June 30, 2019 of which the number of BEST-Neighbor stores increased to 2,761 from 476 as of June 30, 2018. Total number of membership stores increased to 438,140 as of June 30, 2019, compared to 397,289 as of June 30, 2018.

•                  Significant increase in orders fulfilled for branded stores: Total number of orders fulfilled for branded stores increased by 62.9% YoY to 214,417 in the second quarter of 2019, accounting for 28.4% of total orders fulfilled. This represents a 13.3 percentage-point increase from the same period last year.

Others:

•                  BEST UCargo:

•                  Rapid scaling of network: The number of registered agents on the platform increased by 22.4% YoY to 4,830 as of June 30, 2019 from 3,947 as of June 30, 2018; increased the number of registered trucks by 32.9% YoY to 295,440 as of June 30, 2019 from 222,362 as of June 30, 2018.

•                  Significant increase in transaction volume and revenue: The number of total transactions increased by 19.4% YoY to 114,538, of which external transactions increased by more than 3.6 times to 94,406; revenue generated from external customers increased significantly to RMB521.8 million (US$76.0 million), which accounted for 5.9% of the Company’s total revenue in the second quarter of 2019.

•                  BEST Global:

•                  International service coverage expansion: Provided international service coverage in 18 countries and regions outside Mainland China as of June 30, 2019.

•                  Continued expansion in Southeast Asia: BEST Global readied to launch nationwide express delivery service in Vietnam. Continued to develop and expand coverage in Thailand: self-operated six hubs and sortation centers, and one Cloud OFC, with 86 franchised last-mile service stations as of June 30, 2019.

•                  BEST Capital:

•                  As of June 30, 2019, BEST Capital had cumulatively provided financing solutions for the purchase of 9,465 trucks, an increase of 84.6% compared to June 30, 2018.

FINANCIAL RESULTS

For the Quarter Ended June 30, 2019:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 3 — Breakdown of Revenue by Business Segment

	Three Months Ended
	June 30, 2018		June 30, 2019			% Change
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	YoY
Express	4,177,173	62.0%	5,446,395	793,357	61.9%	30.4%
Freight	1,029,676	15.3%	1,305,785	190,209	14.9%	26.8%
Supply Chain Mgmt.	498,521	7.4%	598,674	87,207	6.8%	20.1%
Others	228,470	3.4%	646,718	94,205	7.4%	183.1%
Revenue ex-Store+	5,933,840	88.1%	7,997,572	1,164,978	91.0%	34.8%
Store+	798,480	11.9%	790,558	115,158	9.0%	(1.0)%
Revenue	6,732,320	100.0%	8,788,130	1,280,136	100.0%	30.5%

•                  Express Service Revenue increased by 30.4% YoY to RMB5,446.4 million (US$793.4 million) from RMB4,177.2 million, primarily due to 49.0% YoY increase in parcel volume.

•                  Freight Service Revenue increased by 26.8% YoY to RMB1,305.8 million (US$190.2 million) from RMB1,029.7 million, primarily due to 26.6% YoY increase in freight volume.

•                  Supply Chain Management Service Revenue increased by 20.1% YoY to RMB598.7 million (US$87.2 million) from RMB498.5 million, primarily due to an increase in fulfillment and transportation revenue from both existing and new customers.

•                  BEST Store+ Service Revenue decreased by 1.0% YoY to RMB790.6 million (US$115.2 million) from RMB798.5 million, primarily due to a decrease in the number of orders fulfilled for membership stores resulting from ongoing efforts to improve order quality and margins.

•                  Others Service Revenues increased by 183.1% YoY to RMB646.7 million (US$94.2 million) from RMB228.5 million, primarily due to increased revenue generated from BEST UCargo’s external customers, BEST Global’s expanded operations and BEST Capital’s financing solutions to ecosystem participants.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 4 — Breakdown of Cost of Revenue by Business Segment

	Three Months Ended
	June 30, 2018		June 30, 2019			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Express	(3,948,228)	94.5%	(5,202,070)	(757,767)	95.5%	1.0ppts
Freight	(975,846)	94.8%	(1,222,296)	(178,047)	93.6%	(1.2ppts)
Supply Chain Mgmt.	(460,451)	92.4%	(546,778)	(79,647)	91.3%	(1.0ppts)
Others	(195,577)	85.6%	(589,422)	(85,859)	91.1%	5.5ppts
Cost of Revenue ex-Store+	(5,580,102)	94.0%	(7,560,566)	(1,101,320)	94.5%	0.5ppts
Store+	(734,572)	92.0%	(707,497)	(103,059)	89.5%	(2.5ppts)
Cost of Revenue	(6,314,674)	93.8%	(8,268,063)	(1,204,379)	94.1%	0.3ppts

Cost of Revenue was RMB8,268.1 million (US$1,204.4 million) or 94.1% of revenue in the quarter ended June 30, 2019, compared to RMB6,314.7 million or 93.8% of revenue in the same quarter of 2018. The increase of 0.3 percentage point in cost of revenue as a percentage of revenue was primarily attributable to increased express market competition, which was partially offset by continued efforts in cost reduction, network optimization and operational improvement.

Gross Profit was RMB520.1 million (US$75.8 million), a YoY increase of 24.5% compared to RMB417.6 million in the same quarter of 2018. Gross Profit Margin was 5.9%, compared to 6.2% in the same quarter of 2018. Gross Profit ex-Store+ was RMB437.0 million (US$63.7 million), an increase of 23.5% YoY; and Gross Profit Margin ex-Store+ was 5.5%, a decrease of 0.5 percentage points YoY.

Operating Expenses

The following table sets forth a breakdown of operating expenses and adjusted operating expenses by category for the periods indicated.

Table 5 — Breakdown of Operating Expenses and Adjusted Operating Expenses by Category

	Three Months Ended
	June 30, 2018		June 30, 2019			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Selling Expenses	(205,736)	3.1%	(213,222)	(31,059)	2.4%	(0.7ppts)
Adjusted for SBC Expenses	(1,128)	0.1%	(1,791)	(261)	0.0%	(0.1ppts)
Adjusted Selling Expenses	(204,608)	3.0%	(211,431)	(30,798)	2.4%	(0.6ppts)
General and Administrative Expenses	(271,108)	4.0%	(301,169)	(43,870)	3.4%	(0.6ppts)
Adjusted for SBC Expenses	(31,518)	0.4%	(21,778)	(3,172)	0.2%	(0.2ppts)
Adjusted General and Administrative Expenses	(239,590)	3.6%	(279,391)	(40,698)	3.2%	(0.4ppts)
Research and Development Expenses	(51,499)	0.8%	(62,517)	(9,107)	0.7%	(0.1ppts)
Adjusted for SBC Expenses	(2,204)	0.1%	(2,388)	(348)	0.0%	(0.1ppts)
Adjusted Research and Development Expenses	(49,295)	0.7%	(60,129)	(8,759)	0.7%	0.0ppts
Total Operating Expenses	(528,343)	7.8%	(576,908)	(84,036)	6.6%	(1.2ppts)
Adjusted for SBC Expenses	(34,850)	0.5%	(25,957)	(3,781)	0.3%	(0.2ppts)
Adjusted Total Operating Expenses	(493,493)	7.3%	(550,951)	(80,255)	6.3%	(1.0ppts)

Selling Expenses were RMB213.2 million (US$31.1 million) or 2.4% of revenue in the quarter ended June 30, 2019, compared to RMB205.7 million or 3.1% of revenue in the same quarter of 2018. The decrease in selling expenses as a percentage of revenue was primarily attributable to economies of scale and improved operating efficiencies. Selling Expenses ex-Store+ were RMB79.6 million, representing 1.0% of ex-Store+ revenue.

General and Administrative Expenses were RMB301.2 million (US$43.9 million) or 3.4% of revenue in the quarter ended June 30, 2019, compared to RMB271.1 million or 4.0% of revenue in the same quarter of 2018. The decrease in general and administrative expenses as a percentage of revenue was primarily attributable to economies of scale and improved operating efficiencies. General and Administrative Expenses ex-Store+ was RMB257.8 million, representing 3.2% of ex-Store+ revenue.

Research and Development Expenses were RMB62.5 million (US$9.1 million) or 0.7% of revenue in the quarter ended June 30, 2019, compared to RMB51.5 million, or 0.8% of revenue in the same quarter of 2018. The increase in research and development expenses was primarily attributable to the hiring of additional IT professionals. Research and Development Expenses ex-Store+ were RMB52.6 million, representing 0.7% of ex-Store+ revenue.

Share-based compensation (“SBC”) Expenses included in the cost and expense items above in the quarter ended June 30, 2019 were RMB26.2 million (US$3.8 million), compared to RMB35.3 million in the same quarter of 2018. In the second quarter of 2019, approximately RMB0.2 million (US$0.04 million) was allocated to cost of revenue, RMB1.8 million (US$0.3 million) was allocated to selling expenses, RMB21.8 million (US$3.2 million) was allocated to general and administrative expenses, and RMB2.4 million (US$0.3 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Income

Net loss in the quarter ended June 30, 2019 was RMB22.4 million (US$3.3 million), an improvement of 76.1% compared to RMB93.7 million in the same quarter of 2018. Excluding the impact of SBC expense and amortization of intangible assets resulting from business acquisitions, non-GAAP Net Income in the quarter ended June 30, 2019 was RMB6.5 million (US$0.9 million), compared to non-GAAP Net Loss of RMB55.5 million in the same quarter of 2018. Ex-Store+ non-GAAP Net Income in the quarter ended June 30, 2019 was RMB107.0 million (US$15.6 million), compared to ex-Store+ non-GAAP Net Income of RMB44.9 million in the same quarter of 2018.

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in the quarter ended June 30, 2019 was negative RMB0.05 (US$0.01) based on a weighted average of 388.2 million diluted shares outstanding during the quarter, an improvement of 79.8% compared to negative RMB0.25 on a weighted average of 381.6 million diluted shares outstanding during the same period of 2018. Excluding SBC expense and amortization of intangible assets resulting from business acquisitions, non-GAAP diluted EPS in the quarter ended June 30, 2019 was RMB0.02 (US$0.00), compared to negative RMB0.15 in the same period of 2018. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA was RMB148.2 million (US$21.6 million), improved from RMB41.6 million in the quarter ended June 30, 2018. Adjusted EBITDA Margin was 1.7%, improved from 0.6% in the quarter ended June 30, 2018. The improvement of RMB106.6 million (US$15.5 million), or 1.1 percentage points, was primarily attributable to strong revenue growth and improved operating efficiency. Adjusted EBITDA (3)(6) ex-Store+ was RMB247.2 million (US$36.0 million), improved from RMB141.0 million in the quarter ended June 30, 2018. Adjusted EBITDA Margin ex-Store+ was 3.1%, improved from 2.4% in the quarter ended June 30, 2018.

The following table sets forth a breakdown of adjusted EBITDA and adjusted EBITDA margin for the three months ended June 30, 2019 by segment (10), and a reconciliation of the Company’s net loss by segment (11) to EBITDA, adjusted EBITDA and adjusted EBITDA margin.

Table 6 — Breakdown and Reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin by Segment (11)

	Three Months Ended June 30, 2019
(In RMB’000)	BEST (ex-Store+)	Store+	Unallocated(11)	Total
Net Income/(Loss)	132,766	(104,158)	(50,979)	(22,371)
Add
Depreciation & Amortization	138,542	3,666	9,042	151,250
Interest Expense	—	—	14,696	14,696
Income Tax Expense	4,844	(434)	—	4,410
Subtract
Interest Income	—	—	(26,024)	(26,024)
EBITDA	276,152	(100,926)	(53,265)	121,961
Add
Share-based Compensation Expenses	13,337	1,922	10,953	26,212
Adjusted EBITDA	289,489	(99,004)	(42,312)	148,173
Adjusted EBITDA Margin	3.6%	(12.5)%	n/m	1.7%

(10) Segments consist of all business units other than BEST Store+, BEST Store+ and unallocated expenses.

(11) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

The following table sets forth a breakdown of non-GAAP net income/loss for the three months ended June 30, 2019 by segment, and a reconciliation of the Company’s net loss by segment to non-GAAP net income.

Table 7 — Breakdown and Reconciliation of non-GAAP net income by Segment

	Three Months Ended June 30, 2019
(In RMB’000)	BEST (ex-Store+)	Store+	Unallocated	Total
Net Income/(Loss)	132,766	(104,158)	(50,979)	(22,371)
Add
Share-based Compensation Expenses	13,337	1,922	10,953	26,212
Amortization of Intangible Assets Resulting from Business Acquisitions	907	1,737	—	2,644
Non-GAAP Net Income/(Loss)	147,010	(100,499)	(40,026)	6,485

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of June 30, 2019, cash and cash equivalents, restricted cash and short-term investments were RMB4,045.7 million (US$589.3 million), compared to RMB3,861.2 million as of March 31, 2019.

Net Cash Generated from Operating Activities

Net cash generated from operating activities was RMB334.2 million (US$48.7 million) for the second quarter of 2019, compared to RMB432.4 million in the same period of 2018. Net cash generated from operating activities was RMB128.7 million (US$18.7 million) for the first six months of 2019, compared to negative RMB178.1 million in the same period of 2018.

Capital Expenditures (“CAPEX”)

CAPEX was RMB380.9 million (US$55.5 million), or 4.3% of total revenue in the quarter ended June 30, 2019, compared to CAPEX of RMB230.3 million, or 3.4% of total revenue, in the same period of 2018. The increase in CAPEX was primarily due to the upgrade of automation systems in major hubs, sortation centers and Cloud OFCs, including investments in high-speed automated sorting, dimension and weight scanning systems.

SHARES OUTSTANDING

As of the date of this press release, the Company had approximately 388.7 million ordinary shares outstanding (12). Each ADS represents one Class A ordinary share.

FINANCIAL GUIDANCE

Based on current market conditions and current operations, we maintain our full fiscal year 2019 revenue guidance to be in the range of RMB36.5 billion to RMB37.2 billion. This represents management’s current and preliminary expectation, which is subject to change.

(12) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

WEBCAST AND CONFERENCE CALL INFORMATION

The Company will hold a conference call at 7:30 am U.S. Eastern Time on August 13, 2019 (7:30 pm Beijing Time, the same day), to discuss its financial results and operating performance for the second quarter 2019.

Participants may access the call by dialing the following numbers:

United States	: +1-888-317-6003
Hong Kong	: 800-963976 or +852-5808-1995
China	: 4001-206115
International	: +1-412-317-6061
Participant Elite Entry Number	: 2624939

A replay of the conference call will be accessible through August 20, 2019 by dialing the following numbers:

United States	: +1-877-344-7529
International	: +1-412-317-0088
Replay Access Code	: 10134132

Please visit the Company’s investor relations website http://ir.best-inc.com/ on August 13, 2019 to view the earnings release prior to the conference call. A live and archived webcast of the conference call and an accompanying slide presentation will be available at the same site.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including express and freight delivery, supply chain management and last-mile services, truckload service brokerage, international logistics and financial services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

For Investors:

Jane Zeng

ir@best-inc.com

For Media:

Jill Mao

mmj@best-inc.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST’s strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST’s goals and strategies; BEST’s future business development, results of operations and financial condition; BEST ‘s ability to maintain and enhance its ecosystem; BEST ‘s ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; and fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss/income, non-GAAP net loss/profit margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, adjusted selling expenses, adjusted general and administrative expenses, adjusted research and development expenses, and non-GAAP diluted EPS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

BEST INC.

Summary of Unaudited Condensed Consolidated Income Statements

(In Thousands)

	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Revenue
Express	4,177,173	5,446,395	793,357	7,401,961	9,709,833	1,414,397
Freight	1,029,676	1,305,785	190,209	1,792,697	2,293,715	334,117
Supply Chain Management	498,521	598,674	87,207	897,029	1,132,454	164,961
Store+	798,480	790,558	115,158	1,343,918	1,344,080	195,787
Others	228,470	646,718	94,205	300,490	1,182,622	172,268
Total Revenue	6,732,320	8,788,130	1,280,136	11,736,095	15,662,704	2,281,530
Cost of Revenue
Express	(3,948,228)	(5,202,070)	(757,767)	(7,143,725)	(9,338,694)	(1,360,334)
Freight	(975,846)	(1,222,296)	(178,047)	(1,755,874)	(2,177,011)	(317,117)
Supply Chain Management	(460,451)	(546,778)	(79,647)	(838,976)	(1,059,832)	(154,382)
Store+	(734,572)	(707,497)	(103,059)	(1,224,656)	(1,190,942)	(173,480)
Others	(195,577)	(589,422)	(85,859)	(245,704)	(1,083,452)	(157,823)
Total Cost of Revenue	(6,314,674)	(8,268,063)	(1,204,379)	(11,208,935)	(14,849,931)	(2,163,136)
Gross Profit	417,646	520,067	75,757	527,160	812,773	118,394
Selling Expenses	(205,736)	(213,222)	(31,059)	(420,094)	(406,489)	(59,212)
General and Administrative Expenses	(271,108)	(301,169)	(43,870)	(482,397)	(588,246)	(85,688)
Research and Development Expenses	(51,499)	(62,517)	(9,107)	(83,514)	(116,536)	(16,975)
Total Operating Expenses	(528,343)	(576,908)	(84,036)	(986,005)	(1,111,271)	(161,875)
Loss from Operations	(110,697)	(56,841)	(8,279)	(458,845)	(298,498)	(43,481)
Interest Income	31,675	26,024	3,791	48,690	50,049	7,290
Interest Expense	(21,836)	(14,696)	(2,141)	(34,799)	(40,744)	(5,935)
Foreign Exchange Loss	(4,318)	(2,198)	(320)	(7,232)	(4,066)	(592)
Other Income	17,650	33,076	4,818	31,422	53,635	7,813
Other Expense	(2,681)	(3,225)	(470)	(8,296)	(7,920)	(1,154)
Loss before Income Tax and Share of Net Loss of Equity Investees	(90,207)	(17,860)	(2,601)	(429,060)	(247,544)	(36,059)
Income Tax Expense	(3,440)	(4,410)	(642)	(4,000)	(8,102)	(1,180)
Loss before Share of Net Loss of Equity Investees	(93,647)	(22,270)	(3,243)	(433,060)	(255,646)	(37,239)
Share of Net Loss of Equity Investees	(101)	(101)	(15)	(290)	(136)	(20)
Net Loss	(93,748)	(22,371)	(3,258)	(433,350)	(255,782)	(37,259)

Summary of Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	As of December 31, 2018	As of June 30, 2019
	RMB	RMB	US$
Assets
Current Assets
Cash and Cash Equivalents	1,630,444	1,575,254	229,462
Restricted Cash	1,278,326	1,223,996	178,295
Accounts and Notes Receivables	1,046,844	1,026,171	149,479
Inventories	151,031	175,294	25,534
Prepayments and Other Current Assets	1,904,846	1,999,878	291,315
Short-term Investments	1,007,329	1,083,465	157,824
Lease Rental Receivables	613,439	715,180	104,178
Amounts Due from Related Parties	197,488	153,737	22,394
Total Current Assets	7,829,747	7,952,975	1,158,481
Non-current Assets
Property and Equipment, Net	2,064,657	2,410,140	351,076
Intangible Assets, Net	143,810	129,905	18,923
Long-term Investments	214,339	214,203	31,202
Goodwill	469,076	469,076	68,329
Non-current Deposits	77,043	103,052	15,011
Other Non-current Assets	45,531	69,525	10,127
Lease Rental Receivables	1,431,441	1,352,958	197,081
Restricted Cash	90,638	163,026	23,747
Operating Lease Right-of-use Assets	—	4,036,752	588,019
Total non-current Assets	4,536,535	8,948,637	1,303,515
Total Assets	12,366,282	16,901,612	2,461,996
Liabilities and Shareholders’ Equity
Current Liabilities
Securitization Debt	—	145,359	21,174
Short-term Bank Loans	1,782,900	2,271,500	330,881
Accounts and Notes Payable	2,851,557	2,849,868	415,130
Income Tax Payable	5,767	4,969	724
Customer Advances and Deposits and Deferred Revenue	1,219,230	1,329,016	193,593
Accrued Expenses and Other Liabilities	2,238,785	2,016,272	293,703
Capital Lease Obligation	2,851	1,884	274
Operating Lease Liabilities	—	776,510	113,111
Amounts Due to Related Parties	12,429	597	87
Total Current Liabilities	8,113,519	9,395,975	1,368,677
Non-current Liabilities
Securitization Debt	—	67,272	9,799
Capital Lease Obligation	745	2,095	305
Deferred Tax Liabilities	25,356	23,843	3,473
Other Non-current Liabilities	86,504	91,032	13,260
Operating Lease Liabilities	—	3,380,525	492,429
Total Non-current Liabilities	112,605	3,564,767	519,266

Summary of Unaudited Condensed Consolidated Balance Sheets (Cont’d)
(In Thousands)

	As of December 31, 2018	As of June 30, 2019
	RMB	RMB		US$
Total Liabilities	8,226,124	12,960,742		1,887,943
Shareholders’ Equity
Ordinary Shares	25,988	25,988		3,786
Additional Paid-In Capital	19,407,460	19,458,333		2,834,426
Accumulated Deficit	(15,419,256)	(15,669,608	) (13)	(2,282,536)
Accumulated Other Comprehensive Income	123,923	126,299		18,398
BEST Inc. Shareholders’ Equity	4,138,115	3,941,012		574,074
Non-controlling Interests	2,043	(142)		(21)
Total Shareholders’ Equity	4,140,158	3,940,870		574,053
Total Liabilities and Shareholders’ Equity	12,366,282	16,901,612		2,461,996

(13) Including accumulated accretion to redemption value and deemed dividend in relation to redeemable convertible preferred shares of RMB9,493,807, and accumulated loss from operations of RMB6,175,801.

Summary of Unaudited Condensed Consolidated Statements of Cash Flows
(In Thousands)

	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net Cash Generated from /(Used in) Operating Activities	432,412	334,242	48,688	(178,094)	128,692	18,746
Net Cash (Used in)/Generated from Investing Activities	(369,276)	(638,496)	(93,007)	266,714	(827,251)	(120,503)
Net Cash (Used in) / Generated from Financing Activities	(331,583)	304,705	44,385	79,552	661,497	96,358
Exchange Rate Effect on Cash, Cash Equivalents, and Restricted Cash	75,231	27,331	3,981	1,262	(70)	(10)
Net (Decrease)/Increase in Cash and Cash Equivalents, and Restricted Cash	(193,216)	27,782	4,047	169,434	(37,132)	(5,409)
Cash and Cash Equivalents, and Restricted Cash at Beginning of Period	3,345,479	2,934,494	427,457	2,982,829	2,999,408	436,913
Cash and Cash Equivalents, and Restricted Cash at End of Period	3,152,263	2,962,276	431,504	3,152,263	2,962,276	431,504

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of the Company’s net loss to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 8 — Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2019		2018	2019
(In ‘000)	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(93,748)	(22,371)	(3,258)	(433,350)	(255,782)	(37,259)
Add
Depreciation & Amortization	106,515	151,250	22,032	216,907	277,825	40,470
Interest Expense	21,836	14,696	2,141	34,799	40,744	5,935
Income Tax Expense	3,440	4,410	642	4,000	8,102	1,180
Subtract
Interest Income	(31,675)	(26,024)	(3,791)	(48,690)	(50,049)	(7,290)
EBITDA	6,368	121,961	17,766	(226,334)	20,840	3,036
Add
Share-based Compensation Expenses	35,251	26,212	3,818	56,742	48,255	7,029
Adjusted EBITDA	41,619	148,173	21,584	(169,592)	69,095	10,065
Adjusted EBITDA Margin	0.6%	1.7%	1.7%	(1.4)%	0.4%	0.4%

The table below sets forth a reconciliation of the Company’s net loss to non-GAAP net loss/income, non-GAAP net profit margin for the periods indicated:

Table 9 — Reconciliation of non-GAAP Net Loss and Non-GAAP Net Loss Margin

	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2019		2018	2019
(In ‘000)	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(93,748)	(22,371)	(3,258)	(433,350)	(255,782)	(37,259)
Add
Share-based Compensation Expenses	35,251	26,212	3,818	56,742	48,255	7,029
Amortization of Intangible Assets Resulting from Business Acquisitions	2,981	2,644	385	5,951	5,662	825
Non-GAAP (Loss)/ Net Income	(55,516)	6,485	945	(370,657)	(201,865)	(29,405)
Non-GAAP Net (Loss)/ Profit Margin	(0.8)%	0.1%	0.1%	(3.2)%	(1.3)%	(1.3)%

The table below sets forth a reconciliation of the Company’s diluted EPS to non-GAAP diluted EPS for the periods indicated:

Table 10 — Reconciliation of Diluted EPS and Non-GAAP Diluted EPS

	Three Months Ended June 30,		Six Months Ended June 30,
	2019		2019
(In ‘000)	RMB	US$	RMB	US$
Net Loss Attributable to Ordinary Shareholders	(19,294)	(2,810)	(250,352)	(36,468)
Add
Share-based Compensation Expenses	26,212	3,818	48,255	7,029
Amortization of Intangible Assets Resulting from Business Acquisitions	2,644	385	5,662	825
Non-GAAP Net Profit/(Loss) Attributable to Ordinary Shareholders for Computing Non-GAAP Diluted EPS	9,562	1,393	(196,435)	(28,614)
Weighted Average Diluted Shares Outstanding During the Quarter	388,242,758	388,242,758	387,933,702	387,933,702
Diluted EPS	(0.05)	(0.01)	(0.65)	(0.09)
Add
Share-based Compensation Expenses	0.06	0.01	0.13	0.02
Amortization of Intangible Assets Resulting from Business Acquisitions	0.01	0.00	0.01	0.00
Non-GAAP Diluted EPS	0.02	0.00	(0.51)	(0.07)